Exhibit 12.1

ATLANTIC TELE-NETWORK, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculation of  ratio of earnings to fixed charges for the periods indicated.

(In Thousands)

		Fiscal Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2005	2006	2007	2008	2009
Earnings, calculated as follows:
Add the following:
a)	Pre-tax income from continuing operations before adjustment for income or loss from equity investees	36,111	51,564	69,570	68,587	67,743

b)	Fixed Charges	2,131	5,079	3,957	5,183	7,218

d)	Distributed Income from Equity Investees	1,450	1,658	1,935	1,106	—

	Subtotal	39,692	58,301	75,462	74,876	74,961

Subtract the following:
e)	Interest capitalized	—	—	—	—	712

f)	Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	7,306	8,968	8,679	8,631	8,269

	Subtotal	7,306	8,968	8,679	8,631	8,981

	Total Earnings	32,386	49,333	66,783	66,245	65,980

Fixed Charges, calculated as follows:
Add the following:
a)	Interest expensed and capitalized:
	Expensed	1,629	3,739	2,282	3,144	3,706
	Capitalized	—	—	—	—	712

b)	Estimate of interest within rental expense	502	1,340	1,675	2,039	2,800

	Total Fixed Charges	2,131	5,079	3,957	5,183	7,218

	Ratio of Earnings to Fixed Charges	15.2x	9.7x	16.9x	12.8x	9.1x